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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                  Under the Securities Exchange Act of 1934*

                         Morton's Restaurant Group, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  74763T 10 8
                                (CUSIP Number)

                              Allen J. Bernstein
                    3333 New Hyde Park Road, Suite 210
                          New Hyde Park, New York  11042
                               (516) 627-1515
              (authorized to receive notices and communications)

                                May 12, 1999
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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13D
CUSIP No. 74763T 10 8
-------------------------------------------------------------------------------
    (1)    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON
                                                 Allen J. Bernstein
-------------------------------------------------------------------------------
    (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) / /
                                                                  (b) / /
-------------------------------------------------------------------------------
    (3)    SEC USE ONLY
-------------------------------------------------------------------------------
    (4)    SOURCE OF FUNDS **
                                   PF
-------------------------------------------------------------------------------
    (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    / /
-------------------------------------------------------------------------------
    (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                408,705
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                408,705
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
-------------------------------------------------------------------------------
    (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                408,705
-------------------------------------------------------------------------------
    (12)    CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
-------------------------------------------------------------------------------
    (13)    PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.7%
-------------------------------------------------------------------------------
    (14)    TYPE OF REPORTING PERSON **
                                                 IN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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    The Schedule 13D, initially filed on December 12, 1992 (the "Schedule 13D"), by Allen J. Bernstein, relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Company"), is hereby amended and restated by this Amendment No. 1 to the
Schedule 13D.


Item 1.  Security and Issuer.

    The security to which this Amendment No. 1 to the Schedule 13D relates is the Common Stock. The principal executive offices of the Company are at 3333 New Hyde Park Road, Suite 210, New Hyde Park, New York 11042.

Item 2.  Identity and Background.

    Item 2 is hereby amended and restated in its entirety as follows:

    (a)  This statement is filed by Allen J. Bernstein.

    (b)-(c) Mr. Bernstein is Chief Executive Officer, President and Chairman of the Board of Directors of the Company, a restaurant holding company located at the address set forth in Item 1 hereof.

    (d) Mr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

    (e) Mr. Bernstein has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Bernstein is a citizen of the United States.

Item 3.  Source and Amount of Funds and Other Consideration.

    Item 3 is hereby amended and restated in its entirety as follows:

    As of the date hereof, Mr. Bernstein owns 271,205 shares of Common Stock, 190,000 shares of which he purchased prior to August 1989 for an aggregate purchase price of $57,000 ($.30 per share) and 81,205 shares which were acquired upon the exercise of stock options on March 11, 1999 for an aggregate purchase price of $5,684 ($.07 per share). All of these purchases were provided by Mr. Bernstein's personal funds.

    The Company has granted to Mr. Bernstein options to purchase 330,000 shares of Common Stock at exercise prices ranging from $10.75 to $19.4375 per share. Pursuant to such options, Mr. Bernstein currently has, or within 60 days of the date of this Amendment No. 1 will have, the ability to acquire up to 137,500 at exercise prices ranging from $10.75 to $15.125 per share.


Item 4.  Purpose of the Transaction.

    Item 4 is hereby restated in its entirety as follows:

    Mr. Bernstein acquired the Common Stock for investment purposes only. Mr. Bernstein will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action: (i)


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continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of the Common Stock in the open market or in privately-negotiated transactions; or (iv) hedging transactions (other than short sales ) with respect to the Common Stock. Mr. Bernstein has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. Mr. Bernstein's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's Common Stock, the company's prospects and Mr. Bernstein's portfolio.

    Except as set forth above, Mr. Bernstein has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as merger reorganization or liquidation, involving the Company or any of its subsidiaries;
(ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to those enumerated above. However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Mr. Bernstein in his capacity as a director of the Company. In addition, Mr. Bernstein may, in the future, acquire or transfer (by gift or otherwise) additional securities of the Company for family financial planning, charitable and other purposes.

    Mr. Bernstein reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer.

    Item 5 is hereby amended and restated in its entirety as follows:

    (a) As of the date hereof, Mr. Bernstein owns directly 271,205 shares of Common Stock, constituting approximately 4.4% of the shares outstanding. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Bernstein may be deemed to own beneficially the 137,500 shares of Common Stock which may be purchased by Mr. Bernstein under the options referred to in Item 3 hereof, constituting approximately 2.2% of the shares outstanding, and, together with the 271,205 shares which Mr. Bernstein owns directly, 6.7% of the shares outstanding or 408,705 shares. The percentages used herein are based upon 6,137,035 shares of Common Stock issued and outstanding at the close of business on May 12, 1999, which number includes (i) the 5,999,535 shares stated to be issued and outstanding plus (ii) 137,500 shares which may be purchased by Mr. Bernstein under the options referred to in Item
3 hereof.

    (b) Mr. Bernstein has the power to vote and to dispose of the shares of Common Stock owned by him.

    (c)  None.

    (d) No person other than Mr. Bernstein has the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

    (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

    Item 6 is hereby restated in its entirety as follows:

    The Company has issued options to Mr. Bernstein, as referred to in Item 3 hereof. Such options are evidenced by various Incentive and Non-qualified Stock Option Agreements dated as of July 14, 1992, May 12, 1994, January 30, 1996, May 1, 1997, January 22, 1998 and October 15, 1998, each of which is filed as an exhibit hereto and incorporated by reference.

    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bernstein and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions or profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

    Item 7 is hereby restated in its entirety as follows:

    1. There is filed herewith as Exhibit 1 an Option Agreement dated as of March 30, 1992, between the Company and Mr. Bernstein.

    2. There is filed herewith as Exhibit 2 an Incentive Stock Option Agreement dated as of July 14, 1992, between the Company and Mr. Bernstein.

    3. There is filed herewith as Exhibit 3 a Nonqualified Stock Option Agreement dated as of July 14, 1992, between the Company and Mr. Bernstein.

    4. There is filed herewith as Exhibit 4 an Incentive Stock Option Agreement dated as of May 12, 1994, between the Company and Mr. Bernstein.

    5. There is filed herewith as Exhibit 5 an Incentive Stock Option Agreement dated as of January 30, 1996, between the Company and Mr. Bernstein.

    6. There is filed herewith as Exhibit 6 a Non-Qualified Stock Option Agreement dated as of January 30, 1996, between the Company and Mr. Bernstein.

    7. There is filed herewith as Exhibit 7 an Incentive Stock Option Agreement dated as of May 1, 1997, between the Company and Mr. Bernstein.

    8. There is filed herewith as Exhibit 8 a Non-Qualified Stock Option Agreement dated as of May 1, 1997, between the Company and Mr. Bernstein.

    9. There is filed herewith as Exhibit 9 an Incentive Stock Option Agreement dated as of January 22, 1998, between the Company and Mr. Bernstein.

    10. There is filed herewith as Exhibit 10 a Non-Qualified Stock Option Agreement dated as of January 22, 1998, between the Company and Mr. Bernstein.

    11. There is filed herewith as Exhibit 11 a Non-Qualified Stock Option Agreement dated as of October 15, 1998, between the Company and Mr. Bernstein.


                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ Allen J. Bernstein
                                  --------------------------------------------
                                  Allen J. Bernstein

DATED:  October 15, 1999


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                                 Exhibit Index
                                 -------------


Exhibit          Description
Number           of Document                              Exhibit Location
------           -----------                              ----------------
1                Option Agreement dated as of March       Filed with the
                 30, 1992, between the Company and        Schedule 13D
                 Allen J. Bernstein                       on December 12, 1992

2                Incentive Stock Option Agreement         Filed with the
                 dated as of July 14, 1992, between       Schedule 13D
                 the Company and Allen J. Bernstein       on December 12, 1992

3                Nonqualified Stock Option Agreement      Filed with the
                 dated as of July 14, 1992, between       Schedule 13D
                 the Company and Allen J. Bernstein       on December 12, 1992

4                Incentive Stock Option Agreement         Exhibit 4
                 dated as of May 12, 1994, between the
                 Company and Mr. Bernstein.

5.               Incentive Stock Option Agreement         Exhibit 5
                 dated as of January 30, 1996, between
                 the Company and Mr. Bernstein.

6.               Non-Qualified Stock Option Agreement     Exhibit 6
                 dated as of January 30, 1996, between
                 the Company and Mr. Bernstein.

7.               Incentive Stock Option Agreement         Exhibit 7
                 dated as of May 1, 1997, between the
                 Company and Mr. Bernstein.

8.               Non-Qualified Stock Option  Agreement    Exhibit 8
                 dated as of May 1, 1997, between
                 the Company and Mr. Bernstein.

9.               Incentive Stock Option Agreement         Exhibit 9
                 dated as of January 22, 1998, between
                 the Company and Mr. Bernstein.

10.              Non-Qualified Stock Option Agreement     Exhibit 10
                 dated as of January 22, 1998, between
                 the Company and Mr. Bernstein.

11.              Non-Qualified Stock Option  Agreement    Exhibit 11
                 dated as of October 15, 1998, between
                 the Company and Mr. Bernstein.
